UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of person authorized to receive notices

and communications from the Securities and Exchange Commission

Maria Teresa Merino de Hart

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative

of the Registrant in the United States)

Copies to:

Jaime Mercado

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

ITEM 1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

ITEM 2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 113 of Exhibit D.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 106 to 112 of Exhibit D.

ITEM 3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Annex A – Republic of Peru: Global Public Sector External Debt included as part of Exhibit D.

ITEM 4. (a) As to each issue of securities of the registrant that is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to page 113 of Exhibit D.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to pages 106 to 112 of Exhibit D.

ITEM 6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the tables on pages 94 to 99 of Exhibit D.

ITEM 7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

ITEM 8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to the tables on pages 59 and pages 85 to 86 of Exhibit D.

ITEM 9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to tables on pages 61 to 68 of Exhibit D.

ITEM 10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to the tables and disclosure on pages 59 to 60 of Exhibit D

This annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:

Exhibit A: None

Exhibit B: None

Exhibit C: Copy of the 2016 Annual Budget of the Republic (in Spanish)—(P)(Rule 311)

Exhibit D: Current Description of the Republic

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the on the 15 day of September 2016.

By:	/s/ Maria Teresa Merino de Hart
Name:	Maria Teresa Merino de Hart
Title:	Consulate General of Peru,
New York

EXHIBIT INDEX

EXHIBIT A:	None

EXHIBIT B:	None

EXHIBIT C:	Copy of the 2016 Annual Budget of the Republic (in Spanish) (P)(Rule 311)

EXHIBIT D:	Current Republic of Peru Description

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.